Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

July 27, 2021

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sir/ Madam,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s and ICICI Lombard collaborate for pilot launch of first-of-its-kind integrated and cashless digital health solution in India.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

NSE IFSC Ltd

Dr. Reddy’s and ICICI Lombard collaborate for pilot launch of first-of-its-kind integrated and cashless

digital health solution in India

•	Partnership aimed at rolling out a pilot programme in Hyderabad and Vizag with a subsequent scale-up to key metros and tier 1 cities
•	Multi-service mobile app platform brings together doctors, laboratories & diagnostics, pharmacies, and insurance for a one-stop cashless and seamless outpatient user experience
•	Addresses patient needs assuring quality and credibility, ease of use and comprehensive support, resulting in improved adherence and higher customer satisfaction
•	Combines strengths of Dr. Reddy’s in the form of extensive healthcare professional networks under the aegis of its initiative ‘SVAAS’, with holistic wellness and insurance solutions of ICICI Lombard offered through its ‘ILTakeCare’ application

Hyderabad and Mumbai, India. July 27, 2021 – SVAAS Wellness Limited, a wholly-owned subsidiary of Dr. Reddy’s Laboratories Limited (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY, hereafter referred to as "Dr. Reddy's") and ICICI Lombard General Insurance Company Limited (“ICICI Lombard”) today announced a partnership for the pilot launch of a first-of-its-kind cashless outpatient offering in India.

The partnership marks the launch of Dr. Reddy’s digital health solution ‘SVAAS’ and demonstrates ICICI Lombard’s deeper foray into the wellness space. For Dr. Reddy’s, it will bring together four key touch points in the journey of outpatient healthcare and wellness – doctor consultations, pathology laboratories and diagnostic services, pharmacies, and insurance – through various suitable collaborations. For ICICI Lombard, it will enable it to offer its wellness solutions through its comprehensive ILTakeCare app to a larger set of health-conscious consumers.

To start with, these services will be provided in the cities of Hyderabad and Visakhapatnam. It will be scaled up to key metros and tier 1 cities in the coming months. As part of the pilot, these holistic offerings will be available through ICICI Lombard’s unique wellness and insurance related app, ILTakeCare.

The partnership combines the core strengths of SVAAS in the form of extensive healthcare professional networks with the established insurance and wellness-oriented solutions of ICICI Lombard. Users will benefit from cashless access to consultation from leading doctors and healthcare professionals across specialisations and geographies, pathology laboratories and diagnostic services, pharmacies, and a comprehensive support centre, all on a simple, easily accessible mobile platform. It offers options of in-person as well as remote tele/video consultations, home sample collections and medicine deliveries, digital health record management and a comprehensive support and fulfilment system.

M.V. Ramana, CEO – Branded Markets (India & Emerging Markets), Dr. Reddy’s, said: “The current pandemic has strongly underscored the importance of digital healthcare services. While telemedicine has picked up pace in India in recent times, there is a growing need for high-quality outpatient care that is holistic, credible and addresses concerns around user experience. Users continue to grapple with issues such as reliability, access, high cost, out-of-pocket expenses, payment procedures, and difficulty in navigating the fragmented nature of the landscape. Through our initiative called ‘SVAAS’—meaning ‘breath’—we will endeavour to go beyond traditional pharmaceutical offerings and provide a comprehensive but simplified healthcare solution to people in managing their healthcare needs. We are delighted to commence SVAAS as a pilot with a seasoned and experienced partner in ICICI Lombard. Beyond the pilot, we will aim to use our own SVAAS digital platform and work with multiple established partners. In keeping with our brand belief of ‘Good Health Can’t Wait’, we see SVAAS as meeting a genuine unmet patient need through assurance of quality and credibility, ease of use, and comprehensive support consequently resulting in higher adherence. We believe SVAAS has the potential to expand further into health and wellness, and eventually cover the healthcare ecosystem.”

Alok Agarwal, Executive Director, ICICI Lombard said: “At ICICI Lombard, we continuously endeavour to add value to our customers throughout their relationship with us, thereby consistently demonstrating our brand ethos of ‘Nibhaye Vaade’. For health insurance customers, this means not just providing them with the most efficient claim settlement experience. It goes further ahead by handholding them in their journey to stay healthy and fit. To do so, we have introduced convenient solutions like ‘ILTakeCare’ a comprehensive, wellness and insurance-oriented app that offers multiple benefits to customers in a contactless way and at their fingertips. We are delighted to partner with Dr. Reddy’s Laboratories for this unique initiative, starting with the South markets of Hyderabad and Visakhapatnam. Customers in these locations would be able to get their needs pertaining to doctor consultation, diagnostics, and pharmacy addressed conveniently through our ILTakeCare app. Add to this, the vast network of SVAAS that will be of immense associated value to customers.”

About SVAAS Wellness Limited:

SVAAS Wellness Limited, a wholly-owned subsidiary of Dr. Reddy’s Laboratories Limited, is engaged in the business of enabling access to healthcare services through its web-based or mobile application platform, and providing integrated healthcare, medical and other related services and technology-driven solutions to promote health and wellness. SVAAS brings together doctors, laboratories and diagnostics, pharmacies and insurance to provide a one-stop cashless and seamless user experience across channels, and addresses genuine patient need through assurance of quality and credibility, ease of use and comprehensive support consequently resulting in better adherence and better health.

About Dr. Reddy’s:

Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses – Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com.

Investor Relations	Corporate Communication
Amit Agarwal	Usha Iyer
E-Mail: amita@drreddys.com	Email: ushaiyer@drreddys.com

ICICI Lombard General Insurance Company Ltd.

ICICI Lombard General Insurance Company Limited is one of the leading private sector non-life insurers in India. We offer our customers a comprehensive and well-diversified range of products, including motor, health, crop, fire, personal accident, marine, engineering and liability insurance, through multiple distribution channels. More details are available at www.icicilombard.com.

ICICI Lombard GIC Ltd.	Adfactors PR
Seema Jadhav	Sailee Nayak
seema.jadhav@icicilombard.com	Sailee.nayak@adfactorspr.com
Tel: +91 70459 26209	Tel: +91 99301 67115